February 11, 2025

Mark McClain
Chief Executive Officer
SailPoint Parent, LP
11120 Four Points Drive, Suite 100
Austin, TX 78726

       Re: SailPoint Parent, LP
           Registration Statement on Form S-1
           Response dated January 29, 2025
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 4, 2025
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 11, 2025
           File No. 333-284339
Dear Mark McClain:

       We have reviewed the above-referenced response and amendments to your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
4. Notes to the Offering Adjustments for Unaudited Pro Forma Condensed Balance Sheet, page 82

1. We note in footnote 4.viii it is your intent to accelerate unvested incentive units in connection with the offering. Please disclose in detail how you calculated the amount of the impact on the affected line-items. Also, please disclose as a subsequent event and discuss in MD&A the facts and circumstances concerning the decision to accelerate the vesting terms including the anticipated charge to be incurred in your future results of operations, the purpose of the acceleration, who holds the units, and
 February 11, 2025
Page 2

       clarify if these are redeemable convertible units. Also, explain to us your accounting for this modification. Please refer us to the supporting accounting literature.
2. Please disclose how you valued the grant of 934,022 fully vested incentive units and advise us. Explain to us how your estimate of fair value relates to the Offering price per share. Please also fully disclose this pending grant as a subsequent event and discuss the facts and circumstances in MD&A, including the associated expense.
3. Please disclose your calculation of the settlement amount of the outstanding equity awards that were issued in connection with the Take-Private Transaction. Please also fully disclose the pending settlement as a subsequent event and discuss the facts and circumstances in MD&A including the expense that will be incurred. Explain to us your accounting for the settlement.
4. Please disclose in sufficient detail how you calculated the amounts associated with the settlement and modification of EARs. Also disclose as a subsequent event and discuss the facts and circumstances in MD&A, including the associated expense that will be incurred. Also, explain to us how you are accounting for the settlement and modification. Please refer us to the supporting accounting literature.
Unaudited Pro Forma Condensed Consolidated Financial Information
5. Notes to the Offering Adjustments for Unaudited Pro Forma Condensed Statements of
Operations, page 85

5. It is unclear why in footnote 5.aa. you refer to certain operating expenses such as employee compensation as "non-recurring" and as "Offering" expenses. We note you historically incurred similar compensation expense and will continue to report the cost of granting and vesting of awards in future periods. Please revise your characterization of these operating expenses.
6. We note the disclosure of IPO Grants on page 181. Give pro forma effect to the expected grant of 17,209,594 restricted stock units or advise us. Also, disclose in
       MD&A and elsewhere, as applicable.
        Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Bradley Reed, Esq.